THE DEBENTURE, AS AMENDED HEREBY, IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT DATED AS OF APRIL 6, 2016 IN FAVOR OF OPUS BANK, AS LENDER, WHICH AGREEMENT (AS AMENDED IN ACCORDANCE WITH ITS TERMS) IS INCORPORATED HEREIN BY REFERENCE.

SECOND AMENDMENT TO
8% SENIOR SECURED CONVERTIBLE DEBENTURE

            This SECOND AMENDMENT TO 8% SENIOR SECURED CONVERTIBLE DEBENTURE (this “Amendment”) is made as of April 6, 2016, by and among SPHERE 3D CORPORATION, a corporation incorporated under the laws of the Province of Ontario (the “Corporation”), the Guarantors party hereto, and FBC HOLDINGS S.A R.L., a private limited liability company incorporated under the laws of the Grand Duchy of Luxembourg (the “Holder”).

RECITALS

            A.        The Corporation and the Holder are party to that certain 8% Senior Secured Convertible Debenture, dated as of December 1, 2014, in the principal amount of $19,500,000 (as amended by the First Amendment to 8% Senior Secured Convertible Debenture, dated as of November 30, 2015, the “Debenture”). Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Debenture.

            B.        Concurrently with the effectiveness of this Amendment, Overland Storage, Inc., a California corporation and a wholly owned subsidiary of the Corporation (“Overland”), desires to enter into a credit agreement, dated as of the date hereof, by and among Overland and Opus Bank (as amended, restated, supplemented, extended, refinanced or otherwise modified from time to time, the “Senior Credit Agreement”) to obtain, among other things, senior secured credit facilities in the initial maximum principal amount of $20,000.000.

            C.        Concurrently with the effectiveness of this Amendment, the Corporation desires to terminate the Revolving Credit Agreement, dated as of December 31, 2014 (the “RCA”), by and among the Corporation, Overland and the Holder and payoff all outstanding obligations thereunder, in part with the proceeds of additional indebtedness issued under the Debenture.

            D.        The Corporation and the Holder desire to amend the Debenture to permit the foregoing transactions, increase the principal amount of the obligations thereunder, extend the maturity date of the obligations thereunder, among other things, on the terms and conditions set forth herein.

            NOW, THEREFORE, in consideration of the foregoing recitals and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Corporation and the Holder agree as follows:

            1.        Additional Draw under the Debenture. Concurrently with the effectiveness of this Amendment, the Holder shall make an additional advance of $5,000,000 to the Corporation (the “Additional Loan”) and the proceeds of such Additional Loan shall be automatically applied by the Corporation to repay an amount equivalent to such Additional Loan to the Holder under the RCA (such payment to be made by book entry only), which shall be evidenced by the Debenture, as amended hereby; and interest on such Additional Loan shall accrue from the effective date of this Amendment.

            2.        Limited Waiver.

                          (a)        Subject to the representations and warranties of the Corporation and the terms and conditions set forth in this Amendment, the Holder hereby waives any Event of Default under the Debenture due to any past or present event of default existing under the SVB Credit Agreement (as such term was defined in the Debenture prior giving effect to this Amendment) (the “Waived Event of Default”).

                          (b)        The limited waiver set forth in this Amendment shall be limited precisely as written and shall not be deemed (i) to be a forbearance, waiver or modification of any other term or condition of the Debenture, the consent and waiver or of any other instrument or agreement referred to therein or to prejudice any right or remedy which the Holder may now have or may have in the future under or in connection with the Debenture or any instrument or agreement referred to therein other than with respect to the Waived Event of Default; (ii) to be a consent to any future amendment or modification, forbearance or waiver to any instrument or agreement the execution and delivery of which is consented to hereby, or to any waiver of any of the provisions thereof; or (iii) to limit or impair the Holder’s right to demand strict performance of all terms and covenants as of any date. Except as expressly amended hereby, the Debenture and the limited waiver shall continue in full force and effect.

            3.        Amendment to Debenture.

                          (a)        Amendment to Introductory Paragraphs. The Introductory Paragraphs of the Debenture are hereby amended by replacing “19,500,000” with “$24,500,000” in the two places in which it appears.

                          (b)        Amendment to Section 1.1 (Definitions). Each of the following definitions in Section 1.1 of the Debenture is hereby amended and restated in its entirety as follows:

“Collateral” means the Corporation’s Property and Guarantors’ Property, in each case, subject to the Liens created hereunder and under the Collateral Documents; provided that the Collateral shall not include (a) more than 65% of the capital stock of any direct Foreign Subsidiary or the capital stock of any indirect Foreign Subsidiary; (b) any Disputed Intellectual Property whether registered or not, except that the Collateral shall include all Accounts, General Intangibles, instruments, and chattel paper that consist of other rights to payment and proceeds from the sale, licensing or disposition of any part, or rights in, the Intellectual Property (the “Rights to Payment”); (c) intent-to-use trademarks; or (d) any rights or interests in or under, any license, contract, permit, Instrument, Security or franchise to which the Corporation or any Guarantor (as applicable) is a party or any of its rights or interests thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract, permit, Instrument, Security or franchise, result in a breach of the terms of, or constitute a default under, such license, contract, permit, Instrument, Security or franchise (other than to the extent that any such term would be rendered ineffective pursuant to the UCC or any other applicable law or principles of equity), provided, that immediately upon the ineffectiveness, lapse or termination of any such provision the Collateral shall include, and the Corporation and the Guarantors (as applicable) shall be deemed to have granted a security interest in, all such rights and interests as if such provision had never been in effect. Notwithstanding the foregoing, if a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Disputed Intellectual Property is necessary to have a security interest in the Rights to Payments, then the Collateral shall automatically, and effect as of the date of this Debenture, include the Disputed Intellectual Property;

“Collateral Documents” means any agreements, instruments and documents delivered from time to time to the Holder by the Corporation or any Guarantor for the purpose of establishing, perfecting, preserving or protecting any Liens granted to the Holder over the Property of the Corporation or such Guarantor, as applicable, as security for the obligations of the Corporation or such Guarantor, as applicable, with respect to the Debenture;

                          (c)        Amendment to Section 1.1 (Definitions). Section 1.1 of the Debenture is hereby further amended by deleting therefrom the definition of “SVB Credit Agreement”.

                          (d)        Amendment to Section 1.1 (Definitions). Section 1.1 of the Debenture is hereby further amended by adding the following definitions to Section 1.1 in alphabetical order:

“Affiliate” means, as applied to any Person (the “Specified Person”), any other Person directly or indirectly controlling, controlled by, or under common control with, the Specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Specified Person, whether through the ownership of voting securities or by contract or otherwise.

“Closing Date” means the date of initial closing of this Debenture, which was December 1, 2014.

“Disputed Intellectual Property” means intellectual property of the Corporation and Overland that is subject to any pending litigation specifically relating to such intellectual property as of the Closing Date.

“Domestic Subsidiary” means a Subsidiary of the Corporation organized under the laws of the United States, any state or territory thereof or the District of Columbia or the Province of Ontario; provided that no Person that is a direct or indirect Subsidiary of a Foreign Subsidiary shall be a Domestic Subsidiary.

“Equity Interests” means, with respect to any Person (a) all of the shares of capital stock of, or other ownership or profit interests in, such Person, whether voting or non-voting, and including any partnership, membership or trust interests, (b) all securities or debt convertible into or exchangeable for any of the foregoing, whether directly or indirectly, and (c) all warrants, options and other rights to purchase or acquire any of the foregoing, whether directly or indirectly.

 “First Amendment” means the First Amendment to this Debenture, dated as of November 30, 2015, by and among the Corporation, the Guarantors and the Holder.

“Foreign Subsidiary” means a Subsidiary that is not a Domestic Subsidiary.

“Indebtedness” means as applied to any Person, (a) all indebtedness for borrowed money, (b) that portion of obligations with respect to capital leases which is properly classified as a liability on a balance sheet in conformity with GAAP (or prior to December 1, 2014 IFRS), (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money, (d) any obligation owed for all or any part of the deferred purchase price of property or services (other than trade accounts payable arising in the ordinary course of business for which payment is due and is made within 120 days or less), (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured has been assumed by that Person or is nonrecourse to the credit of that Person, (f) obligations in respect of letters of credit, (g) obligations under Hedging Contracts (the amount of which shall be determined by reference to the termination cost on the date of determination), and (h) guarantees of, or similar obligations with respect to, any of the foregoing of any other Person. As used herein, the term “Hedging Contract” means any rate or currency swap, cap or collar agreement or any other agreement designed to hedge risk with respect to interest rate or currency fluctuations, whether or not pursuant to a master agreement.

“Intellectual Property” means any patent, copyright, service mark, trademark, trade name or other intellectual property or rights therein or licenses thereof.

“Obligations” means all obligations of every nature of the Corporation and the Guarantors from time to time owed to the Holder under this Debenture and any Collateral Document, whether for principal interest, fees, expenses, indemnification or otherwise.

“Permitted Indebtedness” means:

            (i)        the Obligations;

            (ii)       Indebtedness existing on the Closing Date disclosed to the Holder in writing;

            (iii)      the Senior Indebtedness permitted under Section 2.4;

            (iv)        [intentionally omitted];

            (v)        unsecured subordinated Indebtedness permitted under Section 2.15 and other subordinated Indebtedness to the extent consented to by the Holder;

            (vi)        unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

            (vii)        Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

            (viii)     [intentionally omitted];

            (ix)        Indebtedness of the Corporation or Overland to any Subsidiary whose stock is pledged to secure the Obligations and Indebtedness of any Subsidiary of the Corporation to the Corporation or any Subsidiary of the Corporation;

            (x)        Indebtedness of any Person that is acquired or merged with or into or consolidated with the Corporation or any of its Subsidiaries (and not created in anticipation or contemplation thereof) and existing on the date of such acquisition, merger or consolidation, provided that such Indebtedness shall not exceed in the aggregate Two Hundred Thousand Dollars ($200,000.00) at any time outstanding;

            (xi)        Indebtedness owing to sureties arising from bid, performance or surety bonds or letters of credit supporting such bid, performance or surety obligations issued on behalf of the Corporation or any of its Subsidiaries as support for, among other things, contracts with customers;

            (xii)        Indebtedness of Foreign Subsidiaries in an aggregate principal amount not to exceed One Hundred Fifty Thousand Dollars ($150,000.00);

            (xiii)      Indebtedness of the Corporation and any of its Domestic Subsidiaries in an aggregate principal amount not to exceed Two Hundred and Fifty Thousand Dollars (US$250,000.00);

            (xiv)    extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (i) through (xiii) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon the Corporation or its Subsidiary, as the case may be; and

            (xv)        any future obligations of the Corporation and its Subsidiaries in connection with the issuance of a credit facility with a third party commercial lender on market terms so long as the aggregate principal amount is not increased to an amount in excess of $3,000,000.

“Second Amendment” means the Second Amendment to this Debenture, dated as of April 6, 2016, by and among the Corporation, the Guarantors and the Holder.

“Senior Credit Agreement” means the Credit Agreement, dated as of the date hereof, by and among Overland and Opus Bank, as amended, restated, supplemented, replaced, refinanced or otherwise modified from time to time.

                   (e)        Amendment to Section 2.4 (Ranking Subordination). Section 2.4 of the Debenture is hereby amended by replacing “$11,000,000” appearing therein with “$21,000,000”.

                   (f)        Amendment to Section 6.14 (Debt). Section 6.14 of the Debenture is hereby amended and restated in its entirety as follows:

“6.14 Debt.

Neither the Corporation nor any of its Subsidiaries has any Indebtedness as of the date hereof, except (a) trade payables and deferred revenue, which are incurred in the ordinary course of business, (b) indebtedness owing in an amount up to $21,000,000 to a Commercial Lender (including the Senior Credit Agreement), and (c) the Permitted Indebtedness.”

                   (g)        Amendment to Article 6 (Representations and Warranties). Article 6 of the Debenture is hereby amended by adding the following new section at the end thereof:

“6.16 Additional Representations and Warranties.

The representations and warranties set forth on Exhibit A attached to the Second Amendment are true and correct.

                   (h)        Amendment to Section 7.2 (Affirmative Covenants). Section 7.2 of the Debenture is hereby amended by deleting Section 7.2(d) thereof in its entirety.

                   (i)        Amendment to Article 7 (Covenants of the Corporation). Article 7 of the Debenture is hereby amended by adding the following new sections at the end thereof:

“7.3 Additional Affirmative Covenants.

The Corporation covenants with the Holder it shall comply with each of the covenants set forth on Exhibit B attached to the Second Amendment.

7.4 Additional Negative Covenants.

The Corporation covenants with the Holder it shall comply with each of the covenants set forth on Exhibit C attached to the Second Amendment.”

                   (j)        Amendment to Section 8.1 (Events of Default). Section 8.1 of the Debenture is hereby amended by adding the following new clauses at the end thereof: “(l) the occurrence of any of the events set forth on Exhibit D attached to the Second Amendment.

            4.        Representations of the Parties. Each of the Corporation and Overland, for itself and not any other party, makes the following representations and warranties for the benefit of Holder:

                   (a)        Such party has the full power and authority to execute and deliver this Amendment and undertake each of their respective obligations contained herein.

                   (b)        This Amendment is the legal, valid and binding obligation of such party, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles, and has been duly authorized, executed, and delivered by each party.

                   (c)        Such party is not in default, as of the date hereof, under any obligation, covenant, term or condition binding on such party under the Debenture.

                   (d)        Without prejudice to or derogation from the representations made by the Corporation and/or its Subsidiaries in respect of the Debenture prior to the date hereof, the representations set out in clause 6 of the Debenture (as amended by this Amendment) are true and correct in all material respects as at the date of hereof and as if references therein to “Debenture” and any derivative terms were references to (a) the Debenture (as amended by this Amendment) and, separately, (b) this Amendment.

            5.        Governing Law. This Amendment shall be controlled by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

            6.        Currency. Unless otherwise specified, all references to amounts of money in this Amendment refer to the lawful currency of United States.

            7.        Further Assurances. The parties agree to execute such further and supplemental agreements and documents as may be necessary or useful to effectuate the purposes of this Amendment consistent with the terms hereof.

            8.        Counterparts. This Amendment may be executed in counterparts, and when so fully executed, each of such counterparts shall constitute one and the same document and each of them shall be deemed an original.

            9.        Costs and Expenses. The Corporation shall on demand pay the Holder the amount of all costs and expenses (including legal fees) incurred by it connection with the negotiation, preparation and execution of this Amendment and the completion of the transactions contemplated by this Amendment.

[Remainder of page intentionally left blank]

            IN WITNESS WHEREOF, the undersigned parties have executed this Amendment as of the date and year first above set forth.

Corporation:

SPHERE 3D CORPORATION

By:	/s/ Eric Kelly
Eric Kelly
Chief Executive Officer

By:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
President

Guarantors:

SPHERE 3D INC.

By:	/s/ Eric Kelly
Eric Kelly
Chief Executive Officer

By:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
President

V3 SYSTEMS HOLDINGS, INC.

By:	/s/ Eric Kelly
Eric Kelly
Chief Executive Officer

By:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
Vice Chairman

Second Amendment to Debenture

OVERLAND STORAGE, INC.

By:	/s/ Eric Kelly
Eric Kelly
Chief Executive Officer

By:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
President

TANDBERG DATA HOLDINGS, S.A.R.L.

By:	/s/ Eric Kelly
Eric Kelly
Chief Executive Officer

By:	/s/ Kurt Kalbfleisch
Kurt Kalbfleisch
Chief Financial Officer

Second Amendment to Debenture

HOLDER:

FBC HOLDINGS S.A R.L.

By: /s/ FS Rota, Director; /s/ Sebastian Rimlinger, Proxyholder
Name: Manacor (Luxembourg) S.A.
Title: Manager A

By: /s/ Cyrus Capital Partners L.P.
Name: Cyrus Capital Partners, L.P.
Title: Manager B

Second Amendment to Debenture

Exhibit A

Additional Representations and Warranties

            6.16.1 Material Adverse Change

            (a) Since the Closing Date, there has not been:

            (i)        any change in the consolidated assets, liabilities, financial condition or operating results of the Corporation from that reflected in the financial statements of the Corporation and its Subsidiaries as at September 30, 2014 as furnished to the Holder, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

            (ii)        any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Corporation or its Subsidiaries;

            (iii)        any waiver, not in the ordinary course of business, by the Corporation or any Subsidiary of a material right or of a material Indebtedness owed to it;

            (iv)        any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Corporation or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Corporation and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

            (v)        any change or amendment to the Articles of Incorporation (other than in connection with the transactions contemplated hereby) or Bylaws, or material change to any material contract or arrangement by which the Corporation or any Subsidiary is bound or to which any of their respective assets or properties is subject;

            (vi)        any material labor difficulties or labor union organizing activities with respect to employees of the Corporation or any Subsidiary;

            (vii)        any material transaction entered into by the Corporation or a Subsidiary other than in the ordinary course of business;

            (viii)        the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Corporation or any Subsidiary;

            (ix)        the loss or, to the Corporation’s knowledge, threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

            (x)        any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

            6.16.2 Environmental Matters. To the Corporation’s knowledge, neither the Corporation nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Corporation’s knowledge, threatened investigation that might lead to such a claim.

A-1

            6.13.3 Intellectual Property. The Corporation and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted, except where the failure to own, license or have such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. Except as disclosed in the public filings of the Corporation or its Subsidiaries, to the Corporation’s knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Corporation as disclosed to the Holder prior to the date of this Debenture or where such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate; (ii) there is no pending or, to the Corporation’s knowledge, threat of any, action, suit, proceeding or claim by others challenging the Corporation or any Subsidiary’s rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to the Corporation or any Subsidiary or claiming that the use of any Intellectual Property by the Corporation or any Subsidiary in their respective businesses as currently conducted infringes, violates or otherwise conflicts with the intellectual property rights of any third party; and (iii) to the Corporation’s knowledge, the use by the Corporation or any Subsidiary of any Intellectual Property by the Corporation or any Subsidiary in their respective businesses as currently conducted does not infringe, violate or otherwise conflict with the intellectual property rights of any third party.

            6.16.4 Labor Disputes and Casualties.

            (a) The Corporation is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. The Corporation has not violated in any material respect any laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

            (b) (i) There are no labor disputes existing, or to the Corporation’s knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by the Corporation’s employees, (ii) there are no unfair labor practices or petitions for election pending or, to the Corporation’s knowledge, threatened before the applicable national regulatory body or any other federal, state or local labor commission relating to the Corporation’s employees, (iii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to the Corporation and (iv) to the Corporation’s knowledge, the Corporation enjoys good labor and employee relations with its employees and labor organizations.

Second Amendment to Debenture

            (c) The Corporation is, and at all times has been, in compliance with all applicable laws respecting employment (including laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. There are no claims pending against the Corporation before the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 1983 or any other federal, state or local law, statute or ordinance barring discrimination in employment or under any equivalent law in any applicable jurisdiction.

            (d) To the Corporation’s knowledge, the Corporation has no liability for the improper classification by the Corporation of its employees as independent contractors or leased employees prior to the Closing Date.

            6.16.5 Solvency. Neither the Corporation nor any of its Subsidiaries has:

            (i)        admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

            (ii)        in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

            (iii)        made an assignment for the benefit of its creditors;

            (iv)       consented to the appointment of a receiver, receiver and manager, monitor, custodian or official with similar powers been appointed by court order or privately of the whole or any substantial part of its assets;

            (v)        filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada or any subdivision thereof; or

            (vi)        been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of the Corporation with such decree or order having remained in force and undischarged or unstayed for a period of thirty days.

Second Amendment to Debenture

            6.16.6 Disclosure. No representation or warranty of the Corporation or any of its Subsidiaries contained in this Debenture or any Collateral Document and none of the statements contained in any other document, certificate, report, financial statement or written statement furnished to the Holder by or on behalf of the Corporation or any of its Subsidiaries pursuant to this Debenture contains any untrue statement of a material fact or omits to state a material fact (known to Corporation, in the case of any document not furnished by it) necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by the Corporation to be reasonable at the time made.

Second Amendment to Debenture

Exhibit B

Additional Affirmative Covenants

            So long as any Obligation shall remain unpaid, the Corporation will, unless the Holder shall otherwise consent in writing:

            7.3.1 Reports. The Corporation will furnish to the Holder and/or its assignees such information relating to the Corporation and its Subsidiaries as from time to time may reasonably be requested by the Holder and/or its assignees; provided, however, that the Corporation shall not disclose material nonpublic information to the Holder, or to advisors to or representatives of the Holder, unless prior to disclosure of such information the Corporation identifies such information as being material nonpublic information and provides the Holder, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and if the Holder wishes to obtain such information, it enters into an appropriate confidentiality agreement with the Corporation with respect thereto.

            7.3.2 No Conflicting Agreements. Neither the Corporation nor any of the Guarantors will take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with its obligations to the Holder under this Debenture or any Collateral Documents.

            7.3.3 Compliance with Laws. The Corporation and the Guarantors will each comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all governmental authorities.

            7.3.4 Payment of Obligations. Pay and discharge as the same shall become due and payable, all its obligations and liabilities, including (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP (or prior to December 1, 2014 IFRS) are being maintained by the Corporation or such Subsidiary; (b) all lawful claims which, if unpaid, would by law become a Lien upon its property other than Permitted Liens; and (c) all Obligations, as and when due and payable subject to any applicable grace or cure periods.

            7.3.5 Maintenance of Properties. Maintain or cause to be maintained in good repair, working order and condition (ordinary wear and tear excepted) all material properties used or useful in the business of the Corporation and its Subsidiaries and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof.

            7.3.6 Insurance. The Corporation shall keep its business for risks and in amounts standard for companies in the Corporation ’s industry and location. Insurance policies shall be in a form, with companies, and in amounts that are reasonably satisfactory to the Holder. As of the date hereof, the Holder agrees that the insurance policies of the Corporation are in forms, with companies, and in amounts that are reasonably satisfactory to the Holder. No later than fifteen (15) days after the Closing Date, (i) all property policies of the Corporation shall have a Holder’s loss payable endorsement showing Holder as a Holder loss payee and waive subrogation against the Holder; (ii) all liability policies of the Corporation shall show, or have endorsements showing, the Holder as an additional insured; and (iii) all policies of the Corporation (or their respective endorsements) shall provide that the insurer shall give the Holder at least thirty (30) days’ notice before canceling, amending, or declining to renew its policy. At the Holder’s request, the Corporation shall deliver certified copies of policies and evidence of all premium payments. Notwithstanding the foregoing, (a) so long as no Event of Default, the Corporation shall have the right to retain the proceeds under all policies, and (b) after the occurrence and during the continuance of an Event of Default, all proceeds payable under such casualty policy shall, at the option of the Holder, be payable to the Holder on account of the Obligations. If the Corporation fails to obtain insurance as required under this Section 7.3.6 or to pay any amount or furnish any required proof of payment to third persons and the Holder, the Holder may upon concurrent notice to the Holder make all or part of such payment or obtain such insurance policies required in this Section 7.3.6, and take any action under the policies the Holder deems prudent.

            7.3.7 Inspection. Permit any authorized representatives designated by the Holder and at the expense of the Holder to visit and inspect any of the properties of the Corporation or any of its Subsidiaries, including its and their financial and accounting records, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and accounts with its and their officers, members, employees, representatives and independent public accountants, all at such reasonable times during normal business hours and as often as may be reasonably requested; provided, that when an Event of Default exists, the foregoing shall be at the expense of the Corporation.

            7.3.8 Books and Records. Maintain proper records and accounts in which full, true and correct entries in conformity with GAAP (or prior to December 1, 2014, IFRS), consistently applied shall be made of all financial transactions and matters involving the assets and business of the Corporation and its Subsidiaries.

            7.3.9 Formation or Acquisition of Subsidiaries.

            (i) At the time that the Corporation or any guarantor of the Obligations that is a Domestic Subsidiary forms any direct or indirect Domestic Subsidiary or acquires any direct or indirect domestic Subsidiary after the date hereof, the Corporation shall (a) cause such new Domestic Subsidiary to become a guarantor of the Obligations hereunder, together with such appropriate financing statements, in form and substance reasonably satisfactory to the Holder, (b) pledge all of the direct or beneficial ownership interest in such new Domestic Subsidiary, in form and substance satisfactory to the Holder, (c) and (d) to the extent requested by the Holder, provide to the Holder all other documentation in form and substance reasonably satisfactory to the Holder, including one or more opinions of counsel reasonably satisfactory to the Holder, which in its opinion is customary with respect to the execution and delivery of the applicable documentation referred to above. Any document, agreement, or instrument executed or issued pursuant to this Section 7.3.9 shall be a Collateral Document.

            (ii) At the time that the Corporation forms any direct Foreign Subsidiary or acquires any direct Foreign Subsidiary after the date hereof, the Corporation shall provide to the Holder certificates and powers and financing statements, pledging 65% of the direct or beneficial ownership interest in such new direct Foreign Subsidiary, in form and substance reasonably satisfactory to the Holder, and if requested by the Holder, a stock pledge agreement governed by the local law of the jurisdiction of formation of such Foreign Subsidiary in a form reasonably satisfactory to the Holder.

Exhibit C

Additional Negative Covenants

            So long as any Obligation shall remain unpaid, the Corporation will not, without the written consent of the Holder:

            7.4.1 Liens, Etc. Create, incur, assume or permit to exist, or permit any of its Subsidiaries to create, incur assume or permit to exist, directly or indirectly, any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of the Corporation or any of its Subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income or profits under the UCC or under any similar recording or notice statute, except Permitted Liens.

            7.4.2 Indebtedness. Create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist, any Indebtedness, other than Permitted Indebtedness.

            7.4.3 Fundamental Changes. (a) Change its corporate structure; (b) consolidate with or merge into any other corporation or entity, except that a Subsidiary may merge with and into any other Subsidiary or the Corporation; (c) acquire a substantial portion of the assets, business or Equity Interests of another Person except (i) where (x) total consideration including cash and the value of any non-cash consideration for such transaction does not exceed Two Million Dollars ($2,000,000.00) in the aggregate in any fiscal year of Corporation, (y) no Event of Default has occurred and is continuing or would exist immediately after giving effect to any such transaction, and (z) in the case of a merger, Corporation or such Subsidiary, as the case may be, is the surviving legal entity; and (ii) as permitted under clause (b); (d) liquidate, windup or dissolve; or (d) create any Subsidiary except to the extent Section 7.3.9 is satisfied.

            7.4.4 Asset Sales. Convey, sell, lease, transfer or otherwise dispose of, or permit any Subsidiary to convey, sell, lease, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its or its Subsidiary’s business, properties or assets outside the ordinary course of business (including Equity Interests of a Subsidiary), whether now owned or hereafter acquired except for transfers (a) of worn-out or obsolete equipment; (b) in connection with Permitted Liens, investments, and any dividends or distributions not prohibited by this Debenture; (c) of non-exclusive licenses for the use of the property of Corporation or its Subsidiaries in the ordinary course of business; (d) involving exclusive licenses of intellectual property in exchange for fair value as reasonably determined by Corporation’s board of directors or other managers; (e) of intellectual property not material to the business of Corporation either alone or in the aggregate in exchange for fair value as reasonably determined by Corporation’s board of directors or other managers; (f) of cash or cash equivalents in a manner that is not prohibited by the terms of this Debenture; (g) permitted in accordance with Section 7.4.3; (h) involving leases of real or personal property in the ordinary course of business; and (i) of other property sold at fair market value not to exceed Five Hundred Thousand Dollars ($500,000.00) in the aggregate in any fiscal year of Corporation.

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            7.4.5 Transactions with Affiliates. Enter into or permit to exist, or permit any of its Subsidiaries to enter into or permit to exist, any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Corporation on terms that are less favorable to Corporation or that Subsidiary, as the case may be, than those that might be obtained at the time from Persons who are not such an Affiliate.

            7.4.6 Conduct of Business. Engage in any business, or permit any of its Subsidiaries to engage in any business, other than the businesses engaged in by the Corporation and its Subsidiaries on the date hereof and similar or directly related businesses.

            7.4.7 Credit Agreement. Agree any increase in the rate of interest under the terms of the Senior Credit Agreement by more than 200 basis points in excess of the highest rate applicable to such portion of the Indebtedness thereof at the time the loan or commitment comprising such portion was initially made or provided, except in connection with the imposition of a default rate of interest in accordance with the terms of the Senior Credit Agreement or the imposition of market interest rates in respect of any refinancing of such Senior Indebtedness.

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Exhibit D

Additional Events of Default

            (l)(1)   Representations and Warranties. Any representation, warranty, certification or other statement made by the Corporation or any of its Subsidiaries in this Debenture or any Collateral Document or in any statement or certificate at any time given by the Corporation or any of its Subsidiaries in pursuant hereto or thereto or in connection herewith or therewith shall have been false in any material respect on the date as of which made;

            (l)(2)   Judgments. Any money judgment, writ or warrant of attachment or similar process involving (i) in any individual case an amount in excess of $1,000,000 over the amount covered by independent third-party insurance as to which liability has been accepted by the applicable insurance carrier or (ii) in the aggregate at any time an amount in excess of $1,000,000 over the amount covered by independent third-party insurance as to which liability has been accepted by the applicable insurance carrier, shall be entered or filed against the Corporation or any of its Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of 60 days (or in any event later than five days prior to the date of any proposed sale thereunder); or

            (l)(3)   Cross Default. (i) the Corporation or any of its Subsidiaries shall fail to pay when due any principal of or interest on or any other amount payable in respect of (a) the Senior Credit Agreement, or (b) one or more items of Indebtedness in an individual principal amount of $500,000 or more or with an aggregate principal amount of $500,000 or more; or (ii) the breach or default by the Corporation or any of its Subsidiaries with respect to any other term of (a) one or more items of Indebtedness in the individual or aggregate principal amounts referred to in clause (i) above or (b) any loan agreement, mortgage, indenture or other agreement relating to such item(s) of Indebtedness, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders) to cause, that Indebtedness to become or be declared due and payable prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be (upon the giving or receiving of notice, lapse of time, both, or otherwise), other than any breach or default which is cured or waived within 10 Business Days after the end of the applicable cure period thereof, if any, and as a result of which the holders of that Indebtedness are not entitled to declare such Indebtedness due and payable after such 10 Business Days.

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